Exhibit 99.1

ARIS MINING TO ANNOUNCE FULL-YEAR 2023 RESULTS ON

MARCH 6, 2024

Vancouver, Canada, February 22, 2024 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS;  NYSE-A: ARMN) will announce its full-year 2023 operations and financial results after market close on March 6, 2024.

Management will host a conference call on Thursday, March 7, 2024, at 11:00 am ET/8:00 am PT to discuss the results. The call will be webcast and can be accessed at Aris Mining’s website at www.aris-mining.com, or at https://services.choruscall.ca/links/arismining2023q4.html

To join the conference via telephone dial:

•	Toll-free North America: 1-866-668-0730
•	International: +1 604-638-5357

Participants may also choose to pre-register to join the conference call automatically, at LINK. Upon registering, participants will receive a calendar invitation with dial-in details and a unique PIN, which will allow them to bypass the operator queue and connect directly to the conference.

The call will be available for playback for one week by dialing:

•	Toll-free in the US and Canada: +1 800.319.6413

• International: +1 604.638.9010

•	Replay access code: 0729

A replay of the event will be archived at Aris Mining Corporation - Investors - Events & Presentations (aris-mining.com).

About Aris Mining

Aris Mining is a gold producer in the Americas, currently operating two mines with expansions underway in Colombia. The Segovia Operations and Marmato Upper Mine, known for their high-grade deposits, produced 226,000 ounces of gold in 2023. With ongoing expansion projects, Segovia and Marmato are targeting to produce 500,000 ounces of gold in 2026. Aris Mining also operates the Proyecto Soto Norte joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Aris Mining promotes the formalization of artisanal and small-scale mining as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

1	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

For further information, contact:

Kettina Cordero

Vice President, Investor Relations

+1 604.417.2574

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian and U.S. securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the timing of the release of the Company’s annual financial results and the Company's target production in 2026, and its plans and strategies are forward-looking. When used herein, forward looking terminology such as "expect", “plan”, "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's most recent AIF and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2023, which are available on the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2	TSX: ARIS | NYSE-A: ARMN | aris-mining.com